UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Crimson Wine Group, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

22662X100

(CUSIP Number)

Andrea A. Bernstein, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22662X100	13D	Page 2 of 6

1	NAMES OF REPORTING PERSON:	Ian M. Cumming
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:	21,600
	8	SHARED VOTING POWER	21,600
	9	SOLE DISPOSITIVE POWER	21,600
	10	SHARED DISPOSITIVE POWER	21,600
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,135,929
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ See Item 5
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.7%
14		TYPE OF REPORTING PERSON	IN

CUSIP No. 22662X100	13D	Page 3 of 6

1	NAMES OF REPORTING PERSON:	Joseph S. Steinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS:	N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:	2,103,455
	8	SHARED VOTING POWER	247,890
	9	SOLE DISPOSITIVE POWER	2,103,455
	10	SHARED DISPOSITIVE POWER	247,890
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,351,345
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ See Item 5
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.6%
14		TYPE OF REPORTING PERSON	IN

Item 1.	Security and Issuer
This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Crimson Wine Group, Ltd., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 5901 Silverado Trail, Napa, California  94558.

Item 2.	Identity and Background
(a), (b), (c) and (f).  This Statement on Schedule 13D is filed on behalf of Ian M. Cumming and Joseph. S. Steinberg (collectively, the “Reporting Persons”).

Mr. Cumming's business address is c/o Cumming Investment Company, 148 So. Redmond Street, Jackson, Wyoming 83001.  Mr. Cumming is a private investor.  Mr. Cumming is a citizen of the United States and Canada.

Mr. Steinberg's business address is c/o Leucadia National Corporation (“Leucadia”), 315 Park Avenue South, New York, New York 10010.  Mr. Steinberg is the Chairman of the Board and a full time executive of Leucadia, a diversified financial services holding company principally engaged, through consolidated subsidiaries, in a variety of businesses including full service investment banking, beef processing, manufacturing, gaming entertainment, real estate activities and medical product development. Leucadia's principal address is 315 Park Avenue South, New York, New York 10010. Mr. Steinberg is a United States citizen.

(d) and (e). During the past five years, none of the Reporting Persons has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
See Item 4 hereof, which is incorporated herein.

Item 4.	Purpose of Transaction
On February 25, 2013, Leucadia completed the pro rata distribution of all of the Company’s outstanding Common Stock to Leucadia’s shareholders (the “Spin-off”). The Spin-off was effected through a dividend to Leucadia shareholders of one share of Common Stock for every 10 Leucadia common shares held as of the close of business on February 11, 2013 (the “Record Date”).  The Reporting Persons were beneficial owners of Leucadia common shares as of the Record Date, and received their shares of Common Stock in the Spin-Off as a result of their ownership of Leucadia common shares.

Upon effectiveness of the Spin-Off, Mr. Steinberg became a director of the Company.  Mr. Cumming has been a director of the Company since March 1994. Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

The Reporting Persons may, in the future, from time to time, acquire or dispose of additional Common Stock in private transactions, open market transactions or otherwise.  Except as discussed in this Schedule 13D, the Reporting Persons do not have any present plan or intention that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

4

Item 5.
Interest in Securities of the Issuer

         (a) and (b) As of February 25, 2013, Ian M. Cumming and Joseph S. Steinberg beneficially owned the following shares of Common Stock:
              (i) Ian M. Cumming is the beneficial owner of 2,114,329 shares of Common Stock. The 2,114,329 shares of Common Stock represent approximately 8.6% of the 24,458,368 shares of Common Stock outstanding on February 25, 2013 (the “Outstanding Shares”).  Mr. Cumming has sole dispositive power over such shares of Common Stock.  Mr. Cumming also may be deemed to be the beneficial owner of an additional 21,600 shares of Common Stock (less than 0.1%) beneficially owned by his wife.  The foregoing does not include 18,321 shares of Common Stock (less than 0.1%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership and 10,166 shares of  Common Stock (less than 0.1%) that are beneficially owned by Cumming Philanthropic Organization, a nonprofit corporation of which Mr. Cumming is a director and President and as to which Mr. Cumming disclaims beneficial ownership.

               (ii) Joseph S. Steinberg is the beneficial owner of 2,103,455 shares of Common Stock. The 2,103,455 shares of Common Stock represent approximately 8.6% of the Outstanding Shares as of February 25, 2013. Mr. Steinberg has sole dispositive power over such shares of Common Stock. Mr. Steinberg also may be deemed to be the beneficial owner of an additional (a) 13,920 shares of Common Stock (less than 0.1%) beneficially owned by his wife and daughter, and (b) 233,970 shares of Common Stock (approximately 1.0%) held in a trust for the benefit of Mr. Steinberg’s children.  The foregoing does not include 33,300 shares of Common Stock (0.1%) owned by a charitable trust of which Mr. Steinberg and his wife are trustees and as to which Mr. Steinberg and his wife disclaim beneficial ownership.

(iii) Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.
(c) Except as otherwise described herein, neither of the Reporting Persons effected any transactions in Common Stock during the past sixty days. (d) Not applicable. (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                    Item 5(a) of this statement on Schedule 13D is incorporated herein by reference. Except as referred to herein, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among the Reporting Persons and (ii) between the Reporting Persons and any other person.

Item 7.	Material to Be Filed as Exhibits
1.   Agreement between the Reporting Persons with respect to the filing of this Schedule 13D.

5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2013

By:	/s/ Ian M. Cumming
Ian M. Cumming

By:	/s/ Joseph S. Steinberg
Joseph S. Steinberg

6

Exhibit No.	Document

1.	Agreement between the Reporting Persons with Respect to the filing of this Schedule 13D.

7